

February 8, 2021

Shilow Shaffier
CEO, President, CFO and Secretary
3D Pioneer Systems, Inc.
Level 1, 220 Albert Road
South Melbourne, VIC 3205 Australia

> **Re: 3D Pioneer Systems, Inc.**
> **Form 10-12G**
> **Filed January 21, 2021**
> **File No. 000-56089**

Dear Mr. Shaffier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10-12G filed January 21, 2021

Item 7: Certain Relationships and Related Transactions, page 21

1. We note your references to loans with related parties throughout the filing. Please revise to disclose the material terms of any loans with related parties since 2018, including the identity of the parties and the amount of the loans.

General

2. We note your disclosure that you are seeking to merge with another entity. Please disclose that you are a blank check company. In appropriate places throughout your filing, including but not limited to your risk factor section, provide details regarding compliance with Rule 419 in connection with any offering of your securities. Further, expand your risk factor regarding your shell company status on page 10 to discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements

imposed on shell companies, and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144.

3. The cover page of your registration statement indicates that you qualify as an emerging growth company as defined in the JOBS Act. Please revise to address the following:

- Describe how and when a company may lose emerging growth company status;
- Briefly describe the various exemptions that are available to you, such as an exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14(a) and (b) of the Securities Exchange Act of 1934;
- State your election under Section 107(b) of the JOBS Act;
  - If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or
  - If you have elected to avail yourself of the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Also state that as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: William B. Barnett, Esq.